Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Management Change

BEIJING, June 20, 2019 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and in other countries, today announced that the Board of Directors has approved Mr. Lizhou Zhang’s resignation as the Company’s Chief Executive Officer and as a member of the Board of Directors due to personal reasons, effective immediately. Mr. Yong Zhang will serve as both Chairman and Chief Executive Officer of Xinyuan Real Estate going forward, effective immediately.

Mr. Yong Zhang is the founder of Xinyuan Real Estate and has more than 20 years of experience in the real estate industry. He is also vice chairman of the Henan Real Estate Association. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005, and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985.

Mr. Yong Zhang, Chairman of Xinyuan, commented, "On behalf of the Company, I would like to thank Mr. Lizhou Zhang for his contributions to Xinyuan over the past three years. We wish him our best in his future endeavors."

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier-one and tier-two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

In the U.S.:

ICR, LLC

Mr. William Zima

Tel: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com